Jeffrey R. Provence
480 North Magnolia Avenue, Suite 103
El Cajon, CA 92020

November 28 , 2007

RE: Walthausen Funds
    File Nos.: 811-22143; 333-147324

Dear Mr. Provence:

We have reviewed the registration statement on Form N-1A for Walthausen Funds (the "Fund") filed with the Commission on November 11, 2007. Pursuant to Release No. 33-6510 and pursuant to representations made in the transmittal letter accompanying the filing, we performed a limited review of the registration statement. You represent that the Fund is substantially similar to the Paradigm Value Fund, a series of the Paradigm Funds, and that the respective registration statements also are substantially similar. Based on those representations, we have performed a limited review of the registration statement.

Prospectus

1. The Principal Investment Strategies and Policies of the Fund—State whether the small cap strategy is a fundamental policy of the Fund. If not, indicate that the board can change the policy without shareholder approval and the Fund will give shareholders 60 days' notice before implementing any change.

2. The Principal Investment Strategies and Policies of the Fund—The second bullet point in this section states that the Fund may hold cash or cash-equivalents "when investment opportunities are limited." Explain in your response letter why this is an appropriate reason to invest less than 80% of the Fund's assets in small cap securities.

3. Fees and Expenses—Please move the fee table footnotes to follow the example.

4. Fees and Expenses—In the side panel that describes the no-load feature of the Fund, the reference to "fees" probably should be changed to "sales charge" since the Fund does impose a redemption fee.

5. Prior Performance of Similar Fund—Is the Paradigm Value Fund the only fund managed by John B. Walthausen that has similar objectives to the Fund?

6. Market Timing—The disclosure in this section refers to the Fund's investments in foreign securities. To what extent may the Fund invest in foreign securities? Will such investments constitute a principal investment strategy?

We note that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, or on financial statements and exhibits added in any pre-effective amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- The registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel